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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of January, 2001

                         FRONTLINE LTD.
    ---------------------------------------------------------
         (Translation of registrant's name into English)

    MERCURY HOUSE, 101 FRONT STREET, HAMILTON, HM 12, BERMUDA
    ---------------------------------------------------------
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F        X               Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  --------------              No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



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Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit I is a copy of an announcement of Frontline
Ltd. (the "Company"), dated January 23, 2001.

Attached as Exhibit II is a copy of an announcement of the Company dated January 23, 2001.














































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                            Exhibit I

FRO: EMPLOYEE SHARE OPTION PLAN

The Board of Frontline Ltd (the "Company") has approved the grant of employee share options in respect of a maximum of 188,500 ordinary shares in the Company. These options have been granted pursuant to the Company's existing Bermuda Employee Share Option Scheme, as amended.

148,500 of the shares reserved for issue under this grant have been allocated to employees of the Company and its subsidiaries, with the remaining 40,000 reserved for future employees.

The mains terms of the options granted are as follows:

- the options vest on January 22, 2001 and are exercisable for a period of five years thereafter: one third of the options become exercisable in the first quarter of 2002, one third of the options become exercisable in the first quarter of 2003 and one third of the options become exercisable in the first quarter of 2004 for a period of two years thereafter.

- Once the options are vested, they can be exercised on a quarterly basis during a period of 10 working days following the date the Company announces its results for the previous quarter.

-   The subscription price for the exercise of the options is NOK
    120.

-   No premium will be payable on the grant of the options.

The Company has reserved the right to pay cash on the exercise of options in lieu of issuing shares.

January 23, 2001
Hamilton, Bermuda















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                           Exhibit II

FRO: MANDATORY NOTIFICATION OF TRADE

In connection with the allocation of share options to employees announced earlier today, the following primary insiders were granted:

Ola Lorentzon 18,000 share options; new holding 68,000 share options

Kate Blankenship 9,000 share options, new holding 33,000 share options

Tom E. Jebsen 7,500 share options, new holding 27,500 share options


Hamilton, Bermuda,
January 23, 2001

































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                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                             Frontline Ltd.
                             ---------------------------------
                             (Registrant)



Date     January 25, 2001    By  /s/ Kate Blankenship
                             ----------------------------------
                             Kate Blankenship
                             Secretary



































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